RELX PLC announces Board Committee Chair Appointments

RELX PLC announces that, having joined the Board as RELX Chair with effect from today, Paul Walker has been appointed as Chair of its Nominations Committee and Corporate Governance Committee, and additionally as a member of the Remuneration Committee.

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ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724